UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number: 001-35190

TAOMEE HOLDINGS LIMITED

16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District

Shanghai 200233, People’s Republic of China

(86-21) 6128-0056

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAOMEE HOLDINGS LIMITED

	By:	/s/ Paul Keung
	Name:	Paul Keung
	Title:	Chief Financial Officer
Date: November 29, 2011

EXHIBIT INDEX

Page

Exhibit 99.1 –Press Release	4

Exhibit 99.1

TAOMEE REPORTS THIRD QUARTER 2011 UNAUDITED FINANCIAL RESULTS

(Shanghai, China – November 29, 2011) — Taomee Holdings Limited (NYSE: TAOM) (“Taomee” or the “Company”), one of the leading children’s entertainment and media companies in China, today reported its unaudited financial results for the third quarter ended September 30, 2011.

Third Quarter 2011 Financial Highlights

•

Total net revenues reached an historical high of US$12.7 million, an increase of 7.8% from US$11.8 million in the second quarter 2011 and 23.7% from US$10.3 million in the third quarter 2010, exceeding the Company’s guidance.

•	Gross margin decreased to 81.2% from 85.1% in the second quarter 2011 and 84.9% in the third quarter 2010.

•	Net income attributable to the holders of ordinary shares was US$ 4.4 million, compared with US $4.3 million in the second quarter of 2011 and US $6.4 million in the third quarter of 2010.

•

Basic and diluted earnings per American Depositary Share (“ADS”) were US$0.12 and US$0.12, respectively, compared with US$0.14 and US$ 0.13, respectively, in the second quarter 2011 and US$0.22 and US$0.21, respectively, in the third quarter 2010.

•	Non-GAAP net income attributable to holders of ordinary shares was US$5.0 million, compared with US$4.7 million in the second quarter 2011 and US$6.5 million in the third quarter of 2010.

•

Non-GAAP basic and diluted earnings per ADS were US$0.14 and US$0.13, respectively, compared with US$0.15 and US$0.14, respectively, in the second quarter 2011 and US$0.22 and US$0.22, respectively, in the third quarter 2010.

“During the third quarter of 2011, we are pleased to report that we delivered a new record level of revenue and reached an all-time high of 37.1 million active users,” said Mr. Benson Wang, Co-founder, Director and Chief Executive Officer of Taomee. “We also successfully launched two film releases based on our core franchises, Seer and Mole’s World. Both movies were ranked among the top 10 for domestically produced animated films.”

“Our new high in active users was partly driven by our strategy to gain market share and increase user stickiness by temporarily decelerating monetization activities within our online games. The third quarter results give us tremendous confidence in our strategy and we plan to continue to prioritize market share expansion as we foster user growth, and user stickiness. The success of the films and triple digit growth in licensing also demonstrates our ability to monetize our brands across our platform, while reducing our dependence on online revenues. Meanwhile, we also recently strengthened our competitive position and intensified our share gain efforts in the fourth quarter with the launch of Mole’s World on the iOS platform on October 28th. The entertainment application has been a top ranked download in China since its launch. Looking forward, we are extremely excited by the opportunities that lie ahead as we continue to build Taomee into one of the largest, most profitable children’s entertainment companies in China.”

Operational Results for Third Quarter 2011

For the third quarter 2011, the number of active accounts for the Company’s games under operation in mainland China increased 55% to approximately 37.1 million from 24.0 million in the second quarter of 2011. Active paying accounts for the Company’s games under operation in mainland China decreased to 2.1 million from 2.2 million in the second quarter 2011 and from 3.1 million in the third quarter 2010. The increase in active accounts was primarily due to a series of successful marketing initiatives that attracted new users as the Company attempts to increase market share. The decline in active paying accounts was primarily because the Company decided to temporarily decelerate monetization opportunities in an effort to enhance user stickiness.

Unaudited Financial Results for Third Quarter 2011

Total Net Revenues

Total net revenues were US$12.7 million, compared with US$11.8 million in the second quarter 2011 and US$10.3 million in the third quarter 2010.

Net online business revenues were US$10.4 million, compared with US$10.7 million in the second quarter 2011 and US$9.7 million in the third quarter 2010. The quarter-over-quarter decrease was primarily due to the active implementation of the Company’s strategy to increase market share and user stickiness by temporarily reducing the monetization of online products to attract a new generation of users. The year-over-year increase was primarily due to the revenue contributed from new products.

Net offline business revenues were US$2.3 million, compared with US$1.1 million in the second quarter 2011 and US$0.6 million in the third quarter 2010. The sequential and year-over-year increases were mainly due to a rise in offline merchandise, book licensing and film and television series.

Total Cost of Services

Total cost of services was US$2.4 million, compared with US$1.8 million in the second quarter 2011 and US$1.5 million in the third quarter 2010.

Online business related costs were US$1.5 million, compared with US$1.5 million in the second quarter 2011 and US$1.4 million in the third quarter 2010. The quarter-over-quarter and the year-over-year increases were primarily due to additional employees and higher share-based compensation.

Offline business related costs were US$0.9 million in the third quarter 2011, compared with US$0.2 million in the second quarter 2011 and US$0.2 million in the third quarter 2010. The sequential and year-over-year increases were mainly due to costs associated with movie production, additional employees and share-based compensation.

Gross Profit and Gross Margin

Gross profit was US$10.3 million, compared with US$10.0 million in the second quarter 2011 and US$8.7 million in the third quarter 2010.

Gross margin was 81.2%, compared with 85.1% in the second quarter 2011 and 84.9% in the third quarter 2010.

Gross margin for the online business was 85.3%, compared with 86.0% in the second quarter of 2011, and 85.6% in the third quarter of 2010.

Gross margin for the offline business was 63.0%, compared with 76.7% in the second quarter of 2011 and 72.7% in the third quarter 2010. This is the first quarter the Company began to book revenue and cost of goods sold from film and animation, the lower margin of the film and animation business has decreased the average gross margin of the offline business.

Total Operating Expenses

Total operating expenses were US$6.2 million, compared with US$5.6 million in the second quarter 2011 and US$3.3 million in the third quarter 2010.

•

Product development expenses were US$2.9 million, compared with US$2.2 million in the second quarter 2011 and US$1.4 million in the third quarter 2010. The sequential and year-over-year increases were primarily due to additional employees, costs required by new social welfare regulations, and an increase in share-based compensation.

•

Sales and marketing expenses were US$1.9 million, compared with US$1.7 million in the second quarter 2011 and US$0.5 million in the third quarter 2010. The sequential and year-over-year increases were largely due to an increase in film promotion expenses, animation costs and higher advertising expenses.

•

General and administrative expenses were US$2.3 million, compared with US$1.9 million in the second quarter 2011 and US$1.4 million in the third quarter 2010. The sequential and year-over-year increase were largely related to higher share based-compensation and professional service fees related to being a public company.

Share of Profit in Equity Investment

Share of profit in equity investment was US$0.2 million, compared with US$0.3 million in the second quarter 2011 and US$0.2 million in the third quarter 2010.

Profit from Operations

Profit from operations was US$4.1 million, compared with US$4.4 million in the second quarter 2011 and US$5.5 million in the third quarter 2010.

Income Tax Benefit/(Expense).

We had income tax expense of US$0.3 million in the third quarter of 2011, compared to an income tax expense of US$0.5 million in the second quarter of 2011 and income tax benefit of US$0.8 million in the third quarter of 2010, due to the changes in the corporate income tax rate eligibility of Shanghai Shengran Information Technology Co., Ltd. and Shanghai Taomee Network Technology Co., Ltd. in 2011.

Net Income

Net income attributable to holders of ordinary shares was US$4.4 million, compared with US$4.3 million in the second quarter 2011 and US$6.4 million in the third quarter 2010.

Basic and diluted earnings per ADS were US$0.12 and US$0.12 each, compared with US$0.14 and US$0.13, respectively, in the second quarter 2011, and US$0.22 and US$0.21, respectively, in the third quarter 2010.

Non-GAAP net income attributable to shareholders was US$5.0 million, compared with US$4.7 million in the second quarter 2011 and US$6.5 million in the third quarter 2010.

Non-GAAP basic and diluted earnings per ADS were US$0.14 and US$0.13, respectively, compared with US$0.15 and US$0.14, respectively, in the second quarter 2011, and US$0.22 and US$0.22, respectively, in the third quarter 2010.

Cash and Cash Equivalents

As of September 30, 2011, the Company had US$120.9 million of cash and cash equivalents, compared with US$119.5 million as of June 30, 2011.

Recent Business Highlights

On July 28th, 2011, Taomee released its first fully animated movie, Seer: The Search for the Sacred Phoenix based on the Seer franchise.

On August 11th, 2011, Taomee released its second fully animated movie, Legend of the Moles-The Frozen Horror based on the Mole’s World franchise.

On September 6th, 2011, Taomee’s Chairman of the Board, Mr. Jason Liqing Zeng purchased 216,000 shares of the Company’s common stock in open market transactions.

On October 28th, 2011, Taomee released its first game for Apple iOS, Mole’s World. The game follows the adventures of several moles made popular through Taomee’s online virtual communities.

On November 22nd, 2011, Taomee’s Board of Directors approved a share repurchase plan, effective upon the approval. Under the plan, Taomee is authorized, but not obligated, to repurchase up to US$10 million worth of outstanding ADSs representing the ordinary shares of Taomee over the next 12 months, depending on market conditions, share price and other factors, subject to the relevant rules and regulations under the U.S. securities laws.

Outlook for Fourth Quarter 2011

The Company expects revenues in the fourth quarter to decline due to seasonality of the school year and because the Company does not have any offline film releases. Net revenues for the 4Q are expected to exceed US$8.0 million.

•

Virtually all of Taomee’s users attend elementary and middle school. Children are in school for most of the fourth quarter compared with only about one month in the third quarter because of the summer holiday. Although many students will still visit our virtual worlds during the fourth quarter, users are less likely to spend. Furthermore, Taomee intentionally reduced monetization activities in the third and fourth quarter to increase market share and stimulate user stickiness. Seasonal fluctuations will continue to be a part of Taomee’s business, so management encourages investors to look at the business on a longer term, year-to-year basis.

•

In this quarter, Taomee released two fully-animated movies including “Seer: The Search for the Sacred Phoenix” and “Legend of the Moles-The Frozen Horror”. Both movies were ranked among the top 10 for domestically-produced animated film. We do not expect to generate significant revenue from movie in the fourth quarter and we have no new movies scheduled for release until the summer of 2012.

Despite a seasonal decline in revenues, the Company is proving that it is becoming increasingly capable of monetizing its brands through licensing and film, and as such, it will require lower levels of online game monetization to produce attractive returns on its franchises.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS by excluding share-based compensation charge from net income attributable to the Company’s shareholders and from the calculation of earnings per ADS. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation charge has been and will continue to be incurred and is not reflected in the presentation of the non-GAAP financial measures; it should be considered in the overall evaluation of our results. None of the non-GAAP measures is a measure of net income attributable to the Company’s shareholders, operating profit, operating performance or liquidity presented in accordance with GAAP. We compensate for these limitations by providing the relevant disclosure of our share-based compensation charge in our reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating our performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure are set forth at the end of this release.

Conference Call

The Company will host a conference call and live webcast at 7:30 p.m. Eastern Standard Time (New York) on Monday, November 28, 2011 (which is 8:30 a.m. in China on Tuesday, November 29, 2011).

The dial-in details for the live conference call are:
U.S. toll-free number	+1-866-519-4004
International dial-in number	+65-6723-9381
China Mainland toll-free number Hong Kong dial-in number	+86-800-819-0121 +852-2475-0994
Passcode	Taomee

A live webcast and archive of the conference call will be available on the Investor Relations section of Taomee’s website at http://www.taomee.com/en_taomee.html.

A telephone replay of the call will be available after the conclusion of the conference call at 11:30 a.m. Eastern Standard Time on November 29, 2011 through 11:30 p.m. Eastern Standard Time, December 6, 2011. The dial-in details for the telephone replay are:

Conference ID number: 28319110
International dial-in number	+612-8235-5000
China dial-in number	+400-692-0026

About Taomee Holdings Limited

Taomee Holdings Limited is one of the leading children’s entertainment and media companies in China with a mission to create exceptional entertainment experiences for children that are fun, safe and trusted by parents. Taomee has created online virtual worlds with enduring and iconic characters, images and story lines that have resonated and attracted a loyal following among children in China. As of June 2010, Taomee was ranked as the largest online entertainment community for children in China measured by market share and active accounts, according to a report from iResearch. Taomee has expanded into offline business by licensing its franchises to other media formats including books, films and television and makers of consumer products targeting children.

Safe Harbor Statements

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Among other things, the management’s quotations and outlook information contain forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Potential risks and uncertainties include, but are not limited to: the Company’s business strategies and initiatives as well as business plans; future business development, results of operations and financial condition; expected changes in revenues and certain cost or expense items; expectations with respect to increased revenue growth and the Company’s ability to sustain profitability; the Company’s services and products under development or planning; the Company’s ability to attract users and further enhance the Company’s brand recognition; and trends and competition in the children’s entertainment and media market and industry, including those for online entertainment. Further information regarding these and other risks is included in Taomee’s filings with the U.S. Securities and Exchange Commission, including its registration statement on its final prospectus dated June 10, 2011. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as required under applicable law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, the Company cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For further information, please contact

Taomee Holdings Limited

Email: ir@taomee.com

Christensen

In China

Christian Arnell

Phone: +86-10-5826-4939

E-mail: carnell@christensenir.com

In US

Kimberly Minarovich

Phone: +1-917-533-3268

E-mail: kminarovich@christensenir.com

Taomee Holdings Limited - Unaudited Consolidated Balance Sheets

	In USD September 30 2011	In USD June 30 2011
ASSETS
Current assets:
Cash and cash equivalents	120,867,023	119,461,002
Accounts receivable	1,616,153	161,053
Due from related parties	9,069	—
Prepayments and other current assets	1,506,567	1,278,101
Deferred tax assets, current	2,917,853	2,865,237

Total current assets	126,916,665	123,765,393

Investments in equity investees	2,089,499	1,972,907
Property and equipment, net	2,571,307	2,724,974
Acquired intangible assets	1,367,435	149,545
Other assets	793,306	1,536,098

TOTAL ASSETS	133,738,212	130,148,917

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	99,906	44,318
Income tax payable	1,748,557	1,449,753
Advance from customers	12,332,440	10,587,779
Due to related parties	83,359	89,432
Deferred revenue	13,791,827	14,226,052
Dividends payable	—	6,400,000
Deferred tax liabilities, current	61,522	388,760
Accrued expenses and other current liabilities	4,504,588	6,015,372

Total current liabilities	32,622,199	39,201,466

Equity
Ordinary shares ($0.00002 par value; 875,000,000 shares authorized; 723,250,000 shares issued and outstanding as of June 30, 2011 and 733,754,480 shares issued and outstanding as of September 30, 2011)	14,675	14,465
Additional paid-in capital	70,046,832	65,020,949
Retained earnings	28,932,143	24,522,932
Accumulated other comprehensive income	2,122,363	1,389,105

Total equity	101,116,013	90,947,451

TOTAL LIABILITIES AND EQUITY	133,738,212	130,148,917

Taomee Holdings Limited - Unaudited Consolidated Statements of Operations

	In USD, except for share data For three months ended
	September 30, 2011	June 30, 2011	September 30, 2010
Revenues:
Online business, net	10,382,615	10,692,370	9,699,826
Offline business, net	2,296,950	1,068,729	554,333

Total net revenues	12,679,565	11,761,099	10,254,159

Cost of services
Online business	(1,529,614)	(1,502,720)	(1,396,540)
Offline business	(850,275)	(248,639)	(151,503)

Total cost of services	(2,379,889)	(1,751,359)	(1,548,043)

Gross profit	10,299,676	10,009,740	8,706,116

Operating income expenses:
Product development	(2,929,040)	(2,212,485)	(1,389,707)
Sales and marketing	(1,901,633)	(1,678,841)	(454,387)
General and administrative	(2,278,333)	(1,896,278)	(1,407,638)
Other operating income	907,625	158,926	—

Total operating expenses	(6,201,381)	(5,628,678)	(3,251,732)

Profit from operations	4,098,295	4,381,062	5,454,384

Interest income, net	482,981	131,699	87,455
Other income (expenses), net	(65,966)	(5,115)	(11,888)
Income before income taxes and share of profit in equity investments	4,515,310	4,507,646	5,529,951

Income tax benefit (expense)	(284,753)	(514,634)	754,688

Share of profit in equity investments	178,657	342,979	218,346

Net income	4,409,214	4,335,991	6,502,985

Less: Deemed dividends on Series A convertible redeemable preferred shares	—	(81,085)	(114,591)

Net income attributable to holders of ordinary shares	4,409,214	4,254,906	6,388,394

Earnings per ADS
-Basic	0.12	0.14	0.22

-Diluted	0.12	0.13	0.21

Weighted average number of shares used in calculation
- Basic	728,341,047	514,972,527	450,000,000

- Diluted	764,675,988	537,289,764	469,606,200

	In USD, except for share data For three months ended
	September 30, 2011	June 30, 2011	September 30, 2010
Reconciliation from Non-GAAP measures to GAAP measures

Non-GAAP net income attributable to holders of ordinary shares	5,039,182	4,709,962	6,464,418
Share-based compensation cost	(629,968)	(455,056)	(76,024)

GAAP net income attributable to holders of ordinary shares	4,409,214	4,254,906	6,388,394

Non-GAAP diluted earnings per ADS
-Basic	0.14	0.15	0.22

-Diluted	0.13	0.14	0.22